November 21, 2013

VIA EDGAR

Dominic Minore, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Full Circle Capital Corporation

Registration Statement on Form N-2

File No. 333-187207 and 814-00952

Dear Mr. Minore:

On behalf of Full Circle Capital Corporation (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on November 20, 2013 with respect to the Company’s registration statement on Form N-2 (File No. 333-187207), filed with the Commission on March 12, 2013, as amended (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions indicated in the Company’s responses are set forth in the Prospectus included in the Registration Statement, filed concurrently herewith.

Prospectus Cover Page

1.	Please confirm that disclosure regarding the Company’s intention to seek shareholder re-approval to sell shares below net asset value per share at the upcoming Special Meeting of Stockholders will be included on the cover page of any prospectus supplement used prior to the date of such meeting.

Dominic Minore, Esq.
November 21, 2013

Response: The Company confirms that disclosure regarding its intention to seek shareholder re-approval to sell shares below net asset value per share at the upcoming Special Meeting of Stockholders will be included on the cover page of any prospectus supplement used prior to the date of such meeting.

2.	Please expand footnote (4) to clarify that, because the effective base management fee as a percentage of net assets is greater than the contractual base management fee as a percentage of gross assets, the investment adviser has an incentive to use leverage.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.	Please remove the sentence “They may not be the only risks we face” from the introductory paragraph of the Risk Factors section.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

* * * * *

Dominic Minore, Esq.
November 21, 2013

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0515 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ John J. Mahon

John J. Mahon

Cc:          John Stuart, Full Circle Capital Corporation

Gregg Felton, Full Circle Capital Corporation

Steven Boehm, Sutherland Asbill & Brennan LLP

Bradford Sayler, Sutherland Asbill & Brennan LLP